24001833

IN

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC Mail Processing

SEC FILE NUMBER
8-19273

OCT 15 2024

Washington, DC

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 06/01/2023 (MM/DD/YY) AND ENDING 05/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Stoever Glass & co., inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

30 Wall Street
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael F Carrigg	212 952 1930	mcarrigg@stoeverglass.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Horowitz& Ullmann, P. C.
(Name – if individual, state last, first, and middle name)

232 Madison Avenue	New York	NY	10016
(Address)	(City)	(State)	(Zip Code)

Michael Winicki	921
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michal F Carrigg, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Stoever Glass & Co., Inc., as of 5/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President

[signature]
Notary Public

TAWANA HALEY
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01HA4965322
Qualified in New York County
Commission Expires 04/16/2026

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ■ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ■ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: __________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

STOEVER, GLASS & CO., INC.
FOR THE YEAR ENDED MAY 31, 2024
Confidential

Table of Contents

HOROWITZ & ULLMANN, P.C.
Certified Public Accountants

A member of the
AICPA Center for Audit Quality
New York State Society of CPAs
PCAOB registered

232 Madison Avenue, Suite 1200
New York, NY 10016
Telephone: (212) 532-3736
Facsimile: (212) 545-8997
E-mail: cpas@horowitz-ullmann.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of Stoever, Glass & Company, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Stoever, Glass & Company, Inc. ("the Company") as of May 31, 2024, the related statements of operations, changes in shareholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of May 31, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter – Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 7 to the financial statements, the Company has a significant working capital deficiency, has incurred significant losses, and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding those matters are also described in Note 7. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit

included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The information in Schedules "1" and "2" has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information in Schedules "1" and "2" is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2024.

Horowitz & Ullmann, P.C.

New York, NY
October 9, 2024

STATEMENT OF FINANCIAL CONDITION
AS OF MAY 31, 2024
Confidential

ASSETS

Cash	$	223,394
Securities owned, at fair value		5,324,728
Interest receivable		36,950
Due from affiliates (net of allowance for credit losses of $4,314,936)		0
Due from employees		212
Right of use lease assets		2,134,920
Other assets		190,560
TOTAL ASSETS	$	7,910,764

LIABILITIES AND STOCKHOLDER'S DEFICIT

Liabilities:	
Due to clearing broker	3,810,530
Accounts payable and accrued expenses	271,016
Lease liabilities	2,324,669
Paycheck Protection Program loan (Note 8)	577,000
Subordinated loan payable to stockholder	3,000,000
Total liabilities	9,983,215
Stockholder's equity (deficit):	
Common stock - $10 par value, 1,000 shares authorized, 500 shares issued	5,000
Additional paid-in capital	7,306,850
Accumulated deficit	(9,384,301)
Total stockholder's deficit	(2,072,451)
TOTAL LIABILITIES AND STOCKHOLDER'S DEFICIT	$ 7,910,764

See accompanying notes to financial statements.

STOEVER, GLASS & CO., INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED MAY 31, 2024

Confidential

Revenues:	
Principal transactions	$ 3,374,236
Interest income	1,535,312
Other	89,343
Total revenues	4,998,891
Expenses:	
Salaries, commissions, and employee benefits	4,340,384
Occupancy and utilities	745,872
Clearance charges	182,500
Firm principal interest	103,719
Interest	729,955
Regulatory fees and expenses	205,735
Equipment rental	186,171
Dues and subscriptions	249,565
Outside services	328,458
Provision for credit losses	(389,064)
Other expense	260,514
Total expenses	6,943,809
Net loss	$ (1,944,918)

See accompanying notes to financial statements.

STOEVER, GLASS & CO., INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY (DEFICIT)
FOR THE YEAR ENDED MAY 31, 20234

Confidential

	Common Stock	Additional Paid-in Capital	(Accumulated Deficit)	Total Stockholder's Equity(deficit)
Balance – beginning	$ 5,000	$ 7,306,850	$ (7,439,383)	$ (127,533)
Net loss	-	-	(1,944,918))	(1,944,918)
BALANCE – ENDING	**$ 5,000**	**$ 7,306,850**	**$ (9,384,301)**	**$ (2,072,451)**

See accompanying notes to financial statements.

STOEVER, GLASS & CO., INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MAY 31, 2024

Confidential

Cash flows from operating activities:	
Net loss	$(1,944,918)
Adjustments to reconcile net loss to net cash from operating activities:	
Amortization of Right-of-Use lease assets	677,403
Repayment of operating lease liabilities	(622,934)
Allowance for credit losses	(389,064)
Changes in assets and liabilities:	
Securities owned	1,553,840
Interest receivable	(20)
Due from affiliates	389,064
Due from employees	165,497
Other assets	13,063
Securities sold, not yet purchased	(491,051)
Accounts payable and accrued expenses	(308,243)
Due to clearing broker	1,159,256
Total adjustments	2,146,811
Net cash provided by operating activities	201,893
Cash flows from financing activities	
Receipt from short term loan	1,500,000
Repayment of short-term loan	(1500,000)
Net cash provided by financing activities	0
Increase in cash	201,893
Cash - Beginning	21,501
Cash - Ending	**223,394**
Supplemental disclosures of cash flow information:	
Interest paid	$ 833,674
Income taxes paid	$ 2,929
Supplemental disclosure of non-cash flow information	
Distribution to stockholder	$ 0

See accompanying notes to financial statements.

STOEVER, GLASS & CO., INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED MAY 31, 2024

Confidential

Balance, June 1, 2023	$ 3,000,000
Issuance of subordinated loan	0
Repayments of subordinated loan	0
Balance, May 31, 2024	$ 3,000,000

See accompanying Notes to Financial Statements

NOTE 1. ORGANIZATION AND OPERATIONS

Stoever, Glass & Co., Inc. (the "Company"), a New York corporation, is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a wholly owned subsidiary of Stoever Glass Holding Company, Inc. (the "Parent").

The Company affects trades primarily in state and municipal obligations and corporate debt securities, both on a proprietary basis and on behalf of its customers, which include both institutions and individuals. The Company clears its transactions on a fully disclosed basis through Pershing LLC.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions
Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Unrealized gains or losses on proprietary securities transactions are reflected in revenues from principal transactions in the accompanying statement of operations. Included in principal transactions, net in the statement of operations are unrealized trading losses of $153,221 for securities owned, held at the year ended May 31, 2024.

Securities owned and securities sold, not yet purchased, are recorded at fair value in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, *Fair Value Measurement.* Management believes that the estimates utilized in valuing securities at fair value are reasonable and prudent.

Fair value measurements
The Company follows the guidance in FASB ASC 820. Using that guidance, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, ~~income~~income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Using the provisions within FASB ASC 820, the Company has characterized its investments in securities, based on the order of liquidity of the inputs used to value the investments, into a three-level fair value hierarchy. The fair value hierarchy gives the highest order of liquidity to quoted prices in active markets for identical assets or

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair value measurements (continued)

liabilities [Level 1], and the lowest order of liquidity to unobservable inputs [Level 3]. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment. Under this standard, fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

> Level 1 input to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.
>
> Level 2 inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and, inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
>
> Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Interest Income:

Interest income is recorded when earned from investment assets held on an accrual basis.

Furniture, ~~fixtures~~fixtures, and equipment

Furniture, ~~fixtures~~fixtures, and equipment are stated at cost, less accumulated depreciation. Depreciation for furniture, fixtures, and equipment is recorded on a straight-line basis using a maximum life of five years.

Advertising

Advertising costs are expensed as incurred.

Commission expenses

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Income taxes

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, ~~circumstances~~circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company uses the asset and liability method of accounting for income taxes pursuant to FASB ASC 740. Under the asset and liability method of FASB ASC 740,

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income taxes (continued)

deferred tax assets and liabilities shall be recognized for the future tax ~~consequences~~consequences.
attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Current Expected Credit Losses

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 336-20, Financial Instruments-Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past event, current conditions, and reasonable and supportable forecasts.

The Company records the estimate for expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that adjusts the asset's amortized cost basis. As a result, the financial statements reflect the net amount expected to be collected. The establishment and changes of the allowance for credit losses is reported as a provision for credit loss expense on the statement of operations.

Subordinated Debt and Related Interest Expense

Interest expense on Subordinated debt is accrued and incurred per the terms of the executed agreement. Interest payments are made annually.

Notes Receivable from Employees

From time to time, the Company issues loans to employees. Some of these loans are non-negotiable and forgiven over a predetermined period of time on a schedule determined by the Company, as long as the employee remains employed by the Company. Periodic forgiveness of the principal and interest amounts is included in Salaries, ~~commissions~~commissions, and employee benefits on the statement of operations, and it appears as noncash compensation to the employee in each monthly paycheck. The outstanding loans ~~becomes~~become due on demand in the event the employee departs during the service period. The Company estimates the allowance for credit losses by considering credit quality indicators and the recoverability of an outstanding loan balance from employees that left the Company. There is no allowance against notes receivable from employees, as the Company believes that all amounts are fully collectible.

Subsequent Events

Management has evaluated subsequent events through October 9, 2024, the date which the financial statements were available to be issued.

NOTE 3. **FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATION**

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions through its clearing broker. The Company's transactions are collateralized and are executed with and on behalf of bank, brokers and dealers, and other financial institutions. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company has agreed to indemnify its clearing broker for losses they may sustain from customer accounts introduced by the Company. Pursuant to the clearing agreement, the Company is required to reimburse the clearing broker without limit for any losses incurred due to any counterparty's failure to satisfy its contractual obligations. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date. As a result of the settlement of these transactions, there were no amounts to be indemnified to the clearing broker for the customer accounts at May 31, 2024.

Securities sold, not yet purchased are recorded as liabilities in the statement of financial condition and have market risk to the extent that the Company, in satisfying its obligation, may have to purchase securities at a higher value than that recorded in the statement of financial condition.

Since substantially all of the Company's securities are held in accounts at its clearing broker and substantially all of its operations are conducted through the clearing broker, the Company is subject to the credit risk of the clearing broker.

The Company places substantially all of its cash, which may at times be in excess of Federal Deposit Insurance Corporation insurance limits, with one major financial institution.

NOTE 4. **DUE TO CLEARING BROKER**

Due to clearing broker primarily includes proceeds from securities sold short, net receivables and payables for unsettled transactions. The Company has a $115,093 deposit with the clearing broker that is included in Other Assets and Interest Receivable of $36,950 from the clearing broker. The Company's trades are cleared through the clearing broker and settled daily between the clearing broker and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties. Proceeds related to securities sold, not yet purchased, are restricted until the securities are purchased. Margin debt is generally collateralized by certain of the Company's securities owned. The Company owes interest on amounts due to the clearing broker at a rate of 1% above the clearing broker's base lending rate. Interest expense incurred was$833,674 for the year ended May 31, 2024, including firm principal interest of $103,719

NOTE 5. FURNITURE, FIXTURES AND EQUIPMENT

Furniture, ~~fixtures~~fixtures, and equipment consisted of the following at May 31, 2024:

Equipment	$ 401,443
Furniture and fixtures	128,301
	529,744
Less accumulated depreciation	(529,744)
Furniture, fixtures and equipment, net	$ -0-

Depreciation expense for the year ended May 31, 2024, was $0.

NOTE 6. LEASES

Lease agreement

The Company enters into leases in the normal course of business primarily for its New York office and Florida branch office. The Company's leases have remaining terms ranging from three to four years, some of which may include renewal or termination options to extend the lease and some of which include options to terminate the lease. The Company's leases do not include residual value guarantees or covenants. The Company includes lease extension and termination options in the lease term if, after considering relevant economic factors, it is reasonably certain the Company will exercise the option. In addition, the Company has elected to account for any non-lease components in its real estate leases as part of the associated lease component. The Company has also elected not to recognize leases with original lease terms of 12 months or less (short-term leases) on the Company's balance sheet.

Leases are classified as operating or finance leases at the lease commencement. Lease expense for operating leases and short-term leases is recognized on a straight-line basis over the lease term. Right-of-use assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Right-of-use assets and lease liabilities are recognized at the lease commencement date based on the estimated present value of lease payments over the lease term.

The Company uses its incremental borrowing rate at lease commencement to calculate the present value of lease payments when the rate implicit in a lease is not known. The Company's incremental borrowing rate is approximately 4% based on the historical rates of previous loans adjusted for the lease term and other factors.
Future minimum undiscounted lease payments with initial terms of one year or more as of May 31, ~~2024~~2024, are as follows:

Year ending May 31,	
2025	$ 760,723
2026	781,148
2027	811,104
2028	136,801
Total undiscounted lease payments	2,489.776
Less imputed interest	(165,107)
Net lease liabilities	$ 2,324,669

NOTE 6. **LEASES (Continued)**

Total operating lease cost, including utilities, under the leases amounted to $753,511 during the year ended May 31, 2024. The Company's weighted average life of its leases is approximately four years. The weighted average discount rate used was 4%.

NOTE 7. **COMMITMENTS, CONTINGENCIES, UNCERTAINTIES, AND MANAGEMENT'S PLANS**

On May 29, 2021, the Company's CEO and majority shareholder of the Parent passed away. Consequently, under the terms of a pre-existing shareholder agreement established in 2005, the CEO's shares in the Parent were transferred to his estate and another shareholder assumed the responsibilities of the CEO ("Successor CEO"). Additionally, the subordinated loan previously held by the CEO was transferred to his estate and remains outstanding. On November 30, 2021, the Successor CEO passed away, and the Successor CEO's shares in the Parent were transferred to his estate. The remaining active shareholder of the Parent assumed responsibilities as CEO ("2nd Successor CEO") and was appointed the sole Director of the Parent by the representatives of the estates of the CEO and Successor CEO. The 2nd Successor CEO's shares in the Parent account for approximately 11% of the total outstanding shares while the estates of the CEO and Successor CEO account for approximately 63% and 26%, respectively. The second Successor CEO was later replaced by another member of the Company. The Company experienced significant business disruption and adverse operating effects as a result of the CEO and Successor CEO's untimely deaths.

The accompanying financial statements have been prepared in conformity with US GAAP, hich contemplates continuation of the Company on a going concern basis. The going concern basis assumes that assets are realized, and liabilities are settled in the ordinary course of business at amounts disclosed in the financial statements.

At May 31, 2024, there was substantial doubt regarding the Company's ability to continue as a going concern, as the Company had a net working capital deficit and an accumulated deficit resulting from substantial losses incurred during the year ended May 31, 2024, and from prior periods. The Company's ability to continue as a going concern depends upon its ability to market and sell its products to generate profitable operations in the future.

The 3rd Successor CEO and management plan to continue the Company's operating activities, and have implemented the following operational changes during the current fiscal year to alleviate uncertainty regarding the Company's ability to continue as a going concern:

* Reorganized management structure and oversight responsibilities.

- Reduced the Company's securities inventory balance to mitigate inventory risk and to increase the liquidity of the ~~Company~~Company.
  Obtained an extension on the maturity date of the subordinated loan for a new maturity date in August 2026. The Company is not required to make payments on the loan until that date.

NOTE 7. COMMITMENTS, CONTINGENCIES, UNCERTAINTIES, AND MANAGEMENT'S PLANS (Continued)

- Reduced certain operating expenses including occupancy and utilities, advertising, and dues and subscriptions.
- Reduced the amount of funds advanced to affiliates for assisting in financing their operations, to the extent that these funds can be repaid in a reasonable period of time (see Note 11).

Management is continuously evaluating its operating plans and believes that the Company will not continue to be materially adversely affected, however it is possible that the operations and business results of the Company could continue to be impacted depending on the implementation and efficacy of these operating plans.
The Company is subject to various legal, regulatory, and other proceedings arising during the ordinary course of operations. The Securities and Exchange Commission (SEC) and Financial Industry Regulatory Authority (FINRA) conducted separate examinations of the Company in the past year. The examinations identified deficiencies and/or weaknesses in internal controls and non-compliance with certain rules. The Company has fully responded to the criticisms. Although it is reasonably possible that as assessment may occur, an estimate of the possible loss, or range of loss, if any, cannot be made.

NOTE 8. DEBT

Paycheck Protection Program

The Company was granted a Paycheck Protection Program loan ("PPP") of $577,000 under The Coronavirus Aid, Relief, and Economic Security Act ("CARES") act during the year ended May 31, 2020 and has a maturity date of May 3, 2022 with an interest rate of 1%, payable monthly commencing November 3, 2020, if not forgiven. At least 60% of the loan proceeds must be used for payroll purposes during the twenty-four weeks after the loan was granted for the principal and interest to be forgiven. The Company used the entire amount for qualifying expenses. Under the terms of the PPP, certain amounts of the Loan may be forgiven if they are used for qualifying expenses as described in the CARES act. The financial liability will be derecognized when repaid or, if forgiven, and recorded as a gain on extinguishment of debt when legal release is granted by the SBA or lender. As of the date of these financial statements the PPP loan is still pending forgiveness from the SBA and is past due. Under the terms of the PPP loan, when the maturity date has passed, the lender has the right to require immediate payment of all amounts owing under the PPP loan, collect all amount owing from the borrower, or file suit and obtain judgment. However, as of the date of these financial statements the SBA has not asserted any of these rights and the Company is still in the process of applying for forgiveness.

NOTE 9. INCOME TAXES

The components of the deferred income taxes as of May 31, ~~2024~~2024, are as follows:

Deferred income tax asset:	
Net operating loss carry forwards	$1,896,970
Valuation allowance	(1,896,970)
Net deferred tax asset (liability)	$ -0-

The Company has taken a 100% valuation allowance against the deferred tax assets, as it believes that is is more likely than not that the deferred tax assets will not be realized in the foreseeable future. The Company 's valuation allowance percentage did not change from the prior year.

The Company files income tax returns in the U.S. federal jurisdiction and in various state and local jurisdictions. With few exceptions, the Company is no longer subject to federal, ~~state~~state, or local income tax examinations by taxing authorities for tax years before 2019.

The Company recognizes interest accrued related to unrecognized tax benefits in interest expense, and penalties in operating expenses. There are no unrecognized tax benefits in the income statement or balance sheet at May 31, 2024.

NOTE 10. EMPLOYEE RETIREMENT PLANS

Substantially all of the Company's employees may elect to defer a portion of their annual compensation pursuant to the Company-sponsored 401(k) tax-deferred savings plans. The Company also maintained a defined-contribution profit-sharing plan. Contributions to this plan are at the discretion of management. The plan was terminated during the year and the assets distributed to the participants. Management has determined that no contributions will be made to the plan for the year ended May 31, 2024.

NOTE 11. RELATED-PARTY TRANSACTIONS

As part of the Company's compensation plan, the Company has made forgivable cash loans to certain employees which were forgiven over a period of up to six years. At May 31, 2024, the balance of forgivable cash employee loans was $212 and $194,497 were forgiven during the year ended May 31, 2024.

On August 3, 2023, the estate of one of the Company's principals renewed a FINRA approved unsecured subordinated loan to the Company in the amount of $3,000,000 for one year bearing interest at 3.62% and maturing on August 3, 2026. Interest paid on this loan was $103,719 for the year ended May 31, 2024.

At May 31, 2024, the Company had advanced $4,314,936to the affiliates to finance their operations. Certain expenses of $119,732 of the Florida office were allocated to Stoever

NOTE 11. RELATED-PARTY TRANSACTIONS (Continued)

Glass Wealth Management Inc. and Stoever Glass Insurance Agency, Inc. during the year ended May 31, 2024. At May 31, 2024, the balance due from affiliates for financing their operations was $4,314,936.

The Company estimates an allowance for credit losses on amounts due from affiliates based on historical collectability, and the estimated amount and timing of future payments expected to be received for the balance outstanding as of the reporting period. During the year ended May 31, 2024, the Company received payments of advances of $389,064 that were previously included in its Allowance for Uncollectable Accounts. The reduction of the Allowance for uncollectable accounts of $389.064 is included in the Statement ~~Of~~of Operations as Provision for Credit Losses. .The allowance for credit loss was $4,314,936 as of May 31, 2024

The Company continually _reviews the affiliates' current conditions, historical collectability, and supportable forecasts to estimate credit losses.

NOTE 12. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1 (the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Net capital and aggregate indebtedness change from day to day. At May 31, 2024, the Company had net capital of approximately $468,371, which was approximately $368,371 in excess of its minimum net capital requirement of $100,000. The Company's percentage of aggregate indebtedness to net capital 221.57% as of May 31, 2024.

NOTE 13. FAIR VALUE MEASUREMENTS

Assets and liabilities are measured at fair value based on one or more of three valuation techniques. The valuation techniques are as follows:

(a) *Market approach.* Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

(b) *Cost approach.* Amount that would be required to replace the service capacity of an asset (replacement cost); and

(c) *Income approach.* Techniques to convert future amounts to a single present amount based on market expectations (including present value techniques, option-pricing and excess earnings models).

Equity securities-Common stock are included in Level 1 as they are valued at quoted market prices. U. S. Government securities, ~~State~~State, and municipal bonds, Corporate bonds and Interest and principal securities owned are included in Level 2 of the fair value hierarchy due to their limited market activity. The valuation technique is a market approach that includes prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. During the year ended May 31, 2024, there were no transfers between levels of the fair value hierarchy.

NOTE 13. FAIR VALUE MEASUREMENTS (Continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of May 31, 2024:

	Level 1	Level 2	Level 3	Total	Valuati Techniq
Assets:					
Common stock	$	$ -	$ -	$	(a)
U. S. Government Securities, at fair value	-	2,163,066	-	2,163,066	(a)
State and Municipal bonds, at fair value	-	2,972,595	-	2,972,595	(a)
Corporate bonds, at fair value:					
Manufacturing		2,987		2,987	(a)
Computer	-	152,706	-	152,706	(a)
Insurance	-	5,410	-	5,410	(a)
Media	-	8,045	-	8,045	(a)
Banking	-	3,290	-	3,290	(a)
Consumer services	-	12,810	-	12,810	(a)
Telecom	-	2,864	-	2,864	(a)
Drugs	-	953		953	(a)
Insurance	-	5,410	-	5,410	(a)
	-	189,066	-	189,066	
TOTAL	$	$ 5,324,728	$ -	$ 5,324,728	
Liabilities:					
U.S. Government securities sold, not yet purchased, at fair value	-		-		
Corporate bonds sold, not yet purchased, at fair value:					
	-	-	-	$ -	
Total	$ -	$ -	$ -	$ -	

STOEVER, GLASS & CO., INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED MAY 31, 2024

Confidential

Total stockholder's equity	$ (2,072,451)
Subordinated loan payable to stockholder	3,000,000
Deductions:	
Non-allowable assets:	
Due from employees	212
Other assets	95,209
Total non-allowable assets	95,421
Other deductions and/or charges	0
	832,128,
Net capital before haircuts on securities positions	
Haircuts on securities positions:	
State and municipal government obligations	192,443
Corporate obligations and other	158,162
Undue concentration	13,152
Total haircuts on securities positions	363,757
NET CAPITAL	468,371
Minimum net capital	100,000
EXCESS NET CAPITAL	$ 368,371
NET CAPITAL LESS THE GREATER OF 10% OF AGGREGATE INDEBTEDNESS OR 120% OF MINIMUM NET CAPITAL	$ 348,371
Computation of aggregate indebtedness ("AI"):	
Accounts payable and accrued expense	$ 848,016
Lease liabilities	189,749
Total AI	$ 1,037,765
One-fifteenth of AI	$ 69184
Minimum net capital	$ 100,000
Minimum net capital (the greater of one-fifteenth AI or the statutory minimum)	$ 100,000
Percentage of AI to net capital	221.57 %

See report of independent registered public accounting firm.

STOEVER, GLASS & CO., INC.

RECONCILIATION OF NET CAPITAL PURSUANT TO SEC RULE 17A-5(D)(4)
May 31, 2024

NET Capital, per Form X-17a-5		
As of May 31, 2024, unaudited	$	386,501
Audit adjustments		71,870
Net capital per Accompanying Computation of Net capital Under SEC Rule 15c3-1		$468,371

See report of independent registered public accounting firm.

STOEVER, GLASS & CO., INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED MAY 31, 2024

Confidential

The Company is exempt from the provisions of Securities Exchange Act of 1934 Rule 15c3-3 (the "Rule") pursuant to the exemptive provisions of sub-paragraph (k)(2)(ii) of the Rule that are claimed by the Company.

HOROWITZ & ULLMANN, P.C.
Certified Public Accountants

A member of the
AICPA Center for Audit Quality
New York State Society of CPAs
PCAOB registered

232 Madison Avenue, Suite 1200
New York, NY 10016
Telephone: (212) 532-3736
Facsimile: (212) 545-8997
E-mail: cpas@horowitz-ullmann.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of Stoever, Glass & Company, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to Rule 15c3-3, in which (1) Stoever, Glass & Company, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which Stoever, Glass & Company, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(ii) (the "exemption provision") and (2) the Company stated that Stoever, Glass & Company, Inc. met the identified exemption provision throughout the most recent fiscal year with the exception noted below. Stoever, Glass & Company, Inc.'s management is responsible for compliance with the exemption provision and its statements.

Prior to October 2023, the Company solely relied on reports generated by its clearing firm to document checks received by the Company. Although the checks were ultimately deposited in the customer's accounts, we were unable to determine with certainty when the Company received the checks and whether it promptly forwarded the checks to its clearing firm. Subsequent to October 2023, the Company maintained a separate current record of receipts and disbursements of checks.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Horowitz & Ullmann, P.C.
New York, NY
October 9, 2024

Stoever, Glass & Co., Inc.
Exemption Report Pursuant to Securities and Exchange Commission Rule 17a5(d)(4)

Confidential

Stoever, Glass & Co., Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company may file an Exemption report because the Company claimed an exemption under paragraph (k)(2)(ii) of 17 C.F.R. §240.15c3-3 during the year ended May 31, 2024.

(2) The Company met the identified exemption throughout the year ended May 31, 2024, with the following exception.

Prior to October 2023 the Company solely relied on reports generated by its clearing firm to document checks received by the company. Although the checks were ultimately deposited in the customer's accounts, we were unable to determine with certainty when the company received the checks and whether it promptly forwarded the checks to its clearing firm. Subsequent to October 2023 the Company maintained a separate current record of receipts and disbursements of checks.

I, Michael F. Carrigg, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:
Title: President
October 9, 2024

See report of independent registered public accounting firm.